SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

ESS Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269151106

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269151106	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,245,120
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,245,120
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at May 10, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 269151106	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,294,823[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,010,353[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,294,823[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,010,353[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,823[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,245,120 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 49,703 shares of Common Stock held by Bryant Riley and his spouse as an investment advisory client of Riley Investment Management LLC, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,010,353 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at May 10, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 269151106	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,294,823[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,010,353[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,294,823[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,010,353[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,823[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,245,120 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.  49,703 shares of Common Stock are held by Bryant Riley and his spouse as an investment advisory client of Riley Investment Management LLC.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,010,353  shares of Common Stock owned by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 269151106	13D	Page 5

3

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at May 10, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 269151106	13D	Page 6

Item 1.

Security and Issuer

Common Stock of ESS Technology, Inc. (“Common Stock”)

48401 Fremont Boulevard

Fremont, California 94538

Item 2.

Identity and Background

(a)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(b)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”). RIM is the investment advisor to other clients pursuant to investment advisory agreements.

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s and Mr. Riley’s purchases were made with their respective funds.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

Riley Investment Management LLC believes that the shares of the Issuer are undervalued and that the Issuer's current restructuring should be expedited with the ultimate resolution of a liquidation of the Issuer.  RIM believes that a liquidation of the Issuer could result in a 100% appreciation of ESST shares, however that value deteriorates every day the Issuer functions in its current structure. RIM believes that the Issuer's current operating model is flawed, will lead to continued shareholder deterioration and that the Board of Directors’ oversight of the Issuer has not been in shareholders’ interests.  RIM is also concerned that the Issuer may make an acquisition with the Issuer's assets that will further deteriorate the remaining equity value of the Issuer. RIM has attempted to communicate these concerns with the Issuer and will more fully describe their position in a letter to the Board in the next 48 hours.  RIM will consider all options including nominating a new Board or tendering in the open market for more shares.

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the

CUSIP No. 269151106	13D	Page 7

Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the dividend policy, capitalization, operations and sale of the Issuer, seeking representation on the Board of Directors, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

Exhibit A sets forth the transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days.

(d)

RIM’s advisory clients, and not any of the Reporting Persons, are entitled to any dividends or proceeds paid with respect to the shares owned by them.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM and RIP are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

Exhibit A Transactions in the past sixty days with respect to the Issuer’s Common Stock

CUSIP No. 269151106	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 269151106	13D	Page 9

Exhibit A

Master	Trans Code	Quantity	Price	Trade Date
	SL	48,423	1.4042	4/18/2007
	SL	314,153	1.35	4/19/2007
	BY	216,737	1.2529	4/30/2007
	BY	38,001	1.24	5/1/2007
	BY	12,489	1.27	5/3/2007
	BY	4,926	1.28	5/9/2007
	BY	2,408	1.25	5/11/2007
	BY	186	1.24	5/11/2007
	BY	25,699	1.2372	5/14/2007
	BY	57,462	1.2356	5/15/2007
	BY	339,885	1.2204	5/16/2007
	BY	104,034	1.2239	5/17/2007
	BY	102,047	1.245	5/18/2007
	BY	13,224	1.24	5/21/2007
	BY	37,956	1.24	5/22/2007
	BY	13,011	1.24	5/23/2007
	BY	195,823	1.2143	5/24/2007
	BY	43,551	1.2121	5/25/2007
	SL	40,703	1.21	5/25/2007
	BY	78,384	1.2684	5/29/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	6,300	1.23	4/11/2007
	SL	3,561	1.4042	4/18/2007
	BY	337,228	1.35	4/19/2007
	BY	500	1.3582	4/19/2007
	SL	23,075	1.35	4/19/2007
	BY	400	1.24	4/27/2007
	BY	15,938	1.2529	4/30/2007
	BY	2,795	1.24	5/1/2007
	BY	911	1.27	5/3/2007
	BY	359	1.28	5/9/2007
	BY	176	1.25	511/2007

CUSIP No. 269151106	13D	Page 10

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	14	1.24	5/11/2007
	BY	1,875	1.2372	5/14/2007
	BY	4,192	1.2356	5/15/2007
	BY	24,799	1.2204	5/16/2007
	BY	7,590	1.2239	5/17/2007
	BY	7,445	1.245	5/18/2007
	BY	965	1.24	5/21/2007
	BY	2,769	1.24	5/22/2007
	BY	949	1.24	5/23/2007
	BY	14,287	1.2143	5/24/2007
	BY	3,178	1.2121	5/25/2007
	BY	5,719	1.2684	5/29/2007

Bryant Riley	Trans Code	Quantity	Price	Trade Date
	BY	40,703	1.21	5/25/2007
	BY	9,000	1.2684	5/29/2007